FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2009

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        ]

NATIONAL BANK OF GREECE

PRESS RELEASE

Private Placement of Shares in National Bank of Greece S.A. Final Price fixed at €13.50 per share

Athens, 14 April 2009

National Bank of Greece (“NBG”) announces the successful placement of 5,954,000 shares held in treasury to domestic and international institutional investors via an accelerated bookbuilding process. The final price was fixed at €13.50 per share equal to a discount of 3.7% to the prevailing closing price on Thursday, 9 April 2009.

The trade for the transfer of the shares placed will be executed on 15 April 2009 and the proceeds will improve NBG’s capital adequacy and relevant ratios.

This press release does not in any manner constitute nor should it be characterised, considered or regarded as an invitation to the public to invest or as an invitation for collection of the public’s savings nor an advertisement, notification, statement or announcement soliciting investment in the shares of NBG.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN THE UNITED STATES OR ANY OTHER JURISDICTION, INCLUDING THE HELLENIC REPUBLIC. THE SECURITIES REFERRED TO HEREIN HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM REGISTRATION. NO PUBLIC OFFERING OF SECURITIES IS BEING MADE IN THE UNITED STATES.

This communication is for distribution only to and is directed only at persons outside the United Kingdom or falling within Article 19 and/or Article 49 of The Financial Services and Markets Act 2000 (Financial Promotion) Order as persons having professional experience in matters relating to investments or meeting the asset tests set out in Article 49 and to all persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date:15th April, 2009

Vice Chairman – Deputy Chief Executive Officer